Exhibit 12.1
First Solar, Inc.
Ratio of Earnings to Fixed Charges
(Except Ratios, all numbers in thousands)

	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,	Dec. 25,
	2008	2007	2006	2005	2004

Earnings
Income from continuing operations before income taxes	$463,776	$155,962	$9,180	$(6,551)	$(16,771)

Add:
Amortization of capitalized interest	1,091	607	309	175	79
Fixed charges	9,449	6,471	4,563	913	566

Less:
Capitalized interest	(6,885)	(3,771)	(3,340)	(355)	(347)

Total Earnings	$467,431	$159,269	$10,712	$(5,818)	$(16,473)

Fixed Charges
Interest and debt expense	$509	$2,294	$1,023	$418	$100
Capitalized interest	6,885	3,771	3,340	355	347
Interest portion of fixed rent (1)	2,055	406	200	140	119

Fixed Charges	$9,449	$6,471	$4,563	$913	$566

Ratio of Earnings to Fixed Charges	49.47	24.61	2.35	—	—

(1)	The Company has included one-third of rent expense on operating leases. Management believes that one-third represents an appropriate implied interest factor for the Company’s operating leases.